Exhibit (a)(5)(b)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the equity security units (as defined below). The Early Settlement Offer (as defined below) is made by the Offering Memorandum and the related Letter of Transmittal, and is being made only to holders of the equity security units. This Early Settlement Offer, however, is not being made to, nor will equity security units be accepted from or on behalf of, a holder of equity security units in any jurisdiction in which the making of the Early Settlement Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Solectron Corporation may in its discretion, however, take such action as it may deem necessary to make the Early Settlement Offer in any jurisdiction and extend the Early Settlement Offer to holders of the equity security units in such jurisdiction.

Notice of Offer to Exchange
2.5484 Shares of its Common Stock and
$1.97 in Cash
by
Solectron Corporation
for each of up to 41,800,000 of its outstanding
7.25% Adjustable Conversion-Rate Equity Security Units

     Solectron Corporation, a Delaware corporation (“Solectron”), is offering to exchange 2.5484 shares of its common stock, $0.001 par value per share, and $1.97 in cash for each of up to 41,800,000 of its outstanding 7.25% Adjustable Conversion- Rate Equity Security Units (the “equity security units”), representing 95% of the outstanding equity security units (the “Early Settlement Offer”). The purpose of the Early Settlement Offer is to effect the early settlement of the embedded purchase contracts and the early retirement of debentures that are currently pledged to secure the embedded purchase contract settlement on November 15, 2004.

     THE EARLY SETTLEMENT OFFER IS SCHEDULED TO EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MAY 5, 2004.TENDERED EQUITY SECURITY UNITS MAY BE WITHDRAWN AT ANY TIME PRIOR TO MIDNIGHT ON THE EXPIRATION DATE.

     Solectron’s Board of Directors has approved the making of the Early Settlement Offer. Neither Solectron nor its Board of Directors, however, is making any recommendation to holders of the equity security units with respect to the Early Settlement Offer.

     The Early Settlement Offer is subject to the terms and conditions set forth in the Offering Memorandum and the related Letter of Transmittal, including the continued listing on the New York Stock Exchange of the equity security units that remain outstanding after the Early Settlement Offer. Subject to applicable law, Solectron may waive certain other conditions applicable to the Early Settlement Offer or extend, terminate or otherwise amend the Early Settlement Offer in its sole discretion.

     THE OFFERING MEMORANDUM AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE EARLY SETTLEMENT OFFER.

     The Offering Memorandum, the related Letter of Transmittal and other related materials will be mailed to registered holders of equity security units and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the equity security unit holder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of equity security units.

     Any questions regarding procedures for tendering equity security units or requests for additional copies of the Offering Memorandum, the related Letter of Transmittal and the other documents used in connection with the Early Settlement Offer, including requests for notices of guaranteed delivery, should be directed to:

17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (800) 905-7166

April 12, 2004